Exhibit 99.1

Q1-2009

First Quarter Report
March 31, 2009

(unaudited)

Consolidated Balance Sheets

Consolidated Statements of Operations, Comprehensive Income / (Loss) and Deficit

Consolidated Statements of Cash Flows

The accompanying consolidated financial statements for the quarters ended March 31, 2009 and 2008 have not been reviewed by the Company’s auditors, KPMG, LLP. These financial statements are the responsibility of management and have been reviewed and approved by the Company’s Audit Committee.

FORBES MEDI-TECH INC.
CONSOLIDATED BALANCE SHEETS
(Expressed in Canadian dollars)
(unaudited)

	March 31	December 31
	2009	2008
ASSETS
Current Assets
Cash and cash equivalents	$1,183,156	$1,376,575
Short-term investments (Note 2)	789,360	—
Accounts receivable	514,893	1,446,561
Inventories	5,637,892	5,992,748
Prepaid expenses and deposits	342,888	241,784
	8,468,189	9,057,668

Long-term Assets
Capital assets	129,062	139,843
Other long-term assets	25,974	18,376

	$8,623,225	$9,215,887

LIABILITIES and SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable and accrued liabilities	$2,274,017	$2,598,488
Income tax liability	8,334	6,838
Convertible debenture (Note 6)	—	2,856,272
Current portion tenure allowance payable	65,000	65,000
	2,347,351	5,526,598
Long-term liabilities
Tenure allowance	984,927	1,005,029
	3,332,278	6,531,627

Equity component of subsidiary’s convertible debenture	—	398,615

Shareholders’ equity
Share capital (Note 7(b))	$2,720,992	$2,720,992
Contributed surplus (Note 7(c))	10,042,786	10,026,964
Deficit	(7,472,831)	(10,462,311)
	5,290,947	2,285,645

	$8,623,225	$9,215,887
See accompanying notes to the consolidated financial statements.

Approved on Behalf of the Board:

“Nitin Kaushal”	“Joe Dunne”
Director – Nitin Kaushal	Director – Joe Dunne

FORBES MEDI-TECH INC.
CONSOLIDATED STATEMENTS OF OPERATIONS, COMPREHENSIVE INCOME / (LOSS) AND DEFICIT
(Expressed in Canadian dollars)
(unaudited)

	Three months ended
	March 31	March 31
	2009	2008

REVENUES
Sales	$722,531	$2,029,558
Licensing	2,168	—
Phytosterol revenues	724,699	2,029,558
Cost of sales	502,706	1,576,550
	221,993	453,008

EXPENSES
General and administrative	961,620	1,249,040
Nutraceutical research, development and support	273,130	273,633
Marketing, sales and product development	180,779	358,163
Depreciation and amortization	10,782	30,159
Foreign exchange gain	(7,691)	(317,943)
	1,418,620	1,593,052
Loss from continuing operations	$(1,196,627)	$(1,140,044)

OTHER INCOME
Gain on dilution of interest in subsidiary (Note 2)	4,147,975	—
Interest and other	40,456	50,455
	4,188,431	50,455
Net profit / (loss) from continuing operations before taxes	$2,991,804	$(1,089,589)

Income tax expense	(2,324)	(7,362)

Net profit / (loss) from continuing operations	2,989,480	(1,096,951)

Discontinued Operations
Loss from discontinued operations	—	(559,492)
Net income / (loss) and comprehensive income / (loss)	2,989,480	(1,656,443)

Deficit, beginning of period	(10,462,311)	(101,269,812)
Reduction of deficit and stated share capital	—	98,460,000

Deficit, end of period	$(7,472,831)	$(4,466,255)

Weighted average number of common shares outstanding	4,969,813	4,801,491

Basic and diluted income / (loss) per share from continuing operations	$0.60	$(0.23)

Basic and diluted (loss) per share from discontinued operations	$—	$(0.11)

Basic and diluted income / (loss) per share	$0.60	$(0.34)
See accompanying notes to the consolidated financial statements.

FORBES MEDI-TECH INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Expressed in Canadian dollars)
(unaudited)

	Three months ended
	March 31	March 31
	2009	2008
OPERATIONS
Net income /(loss) for the period	$2,989,480	$(1,656,443)
Adjustments for:
Depreciation and amortization	10,782	35,841
Stock-based compensation expense	15,822	25,011
Accretion of interest	103,728	—
Gain on dilution of interest in subsidiary	(4,147,975)	—
	(1,028,163)	(1,595,591)
Net change in non-cash operating items (Note 11)	834,744	(469,982)
Net cash used in operations	(193,419)	(2,065,573)

INVESTMENTS
Acquisition of fixed assets	—	(2,092)
Proceeds from other assets	—	36,461
	—	34,369
Net decrease in cash and cash equivalent	(193,419)	(2,031,204)
Cash and cash equivalents, beginning of period	1,376,575	5,234,043

Cash and cash equivalents, end of period	$1,183,156	$3,202,839

	Three months ended
	March 31	March 31
	2009	2008

Supplementary cash flow information:
Interest paid	$—	$1
Income taxes paid	1,587	—

See accompanying notes to the consolidated financial statements.

FORBES MEDI-TECH INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the three months ended March 31, 2009
(Expressed in Canadian dollars)
(unaudited)

1)	BASIS OF PRESENTATION AND GOING CONCERN:

These unaudited consolidated interim financial statements are prepared in accordance with Canadian generally accepted accounting principles for interim financial information, do not include all disclosures required for annual financial statements and accordingly should be read in conjunction with the Company’s audited financial statements and notes presented for the year ended December 31, 2008 filed on SEDAR at www.sedar.com.

In the opinion of management, all adjustments (which include reclassifications and normal recurring adjustments) necessary to present fairly the consolidated financial position, consolidated results of operations, comprehensive loss and consolidated cash flows at March 31, 2009, and for all periods presented, have been made. The results of operations for the three months ended March 31, 2009, are not necessarily indicative of the results for the full year ending December 31, 2009.

Management is of the view that the Company’s capital resources will be sufficient to finance operations through the first quarter of 2010. This view is based on a number of factors and assumptions and include the assumption that the Company’s expenditures will not exceed those currently planned, and that our revenues will meet or exceed our expectations. The Company’s management is considering all financing alternatives and is seeking to raise additional funds for operations from potential investors. There is no assurance that such funding will be available or obtained on favorable terms.

The Company's future operations are completely dependent upon its ability to complete a sale, merger, acquisition or other strategic alternative, and/or secure additional funds. If the Company cannot complete one or more of these, the Company will have to consider additional strategic alternatives which may include, among other strategies, exploring the monetization of certain intangible assets as well as seeking to out-license assets, potential asset divestitures, winding up, dissolution or liquidation of the Company.

These unaudited consolidated interim financial statements have been prepared on the basis that the Company will be able to continue as a going concern, which assumes the realization of assets and liquidation of liabilities in the normal course of business and is dependant on our ability to achieve the assumptions stated above respecting sufficiency of our capital resources.

These financial statements do not reflect adjustments to the carrying values of assets and liabilities that would be necessary if the Company was unable to continue as a going concern and such adjustments could be material.

Basis of consolidation

These unaudited consolidated interim financial statements include the assets, liabilities and operating results of the Company, its wholly-owned subsidiaries, and its 51% venture interest in Forbes-Fayrefield Ltd. (“Forbes-Fayrefield”). The Company accounts for its interest in Forbes-Fayrefield using the proportionate consolidation method. Material intercompany balances and transactions have been eliminated in these consolidated financial statements.

FORBES MEDI-TECH INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the three months ended March 31, 2009
(Expressed in Canadian dollars)
(unaudited)

2)	PLAN OF ARRANGEMENT AND REORGANIZATION:

On February 14, 2008 at a Special General Meeting, the Company’s securityholders, being the shareholders, optionholders and warrantholders, approved three resolutions in respect of a corporate reorganization. The resolutions passed at the Special General Meeting included a 'Reduction in Stated Capital', a 'Name Change' and the 'Plan of Arrangement' (the "Arrangement"). On February 27, 2008, the closing of the Arrangement, the shareholders of Forbes Medi-Tech Inc., (“Old Forbes”) exchanged eight of their existing common shares for one common share of 0813361 BC Ltd. ("New Forbes"), a company incorporated under the British Columbia Business Corporations Act; holders of options and warrants of Old Forbes became entitled to receive, on exercise of the options or warrants, one common share of New Forbes for each eight common shares of Old Forbes. As a result of the exchange of shares referred to above, Old Forbes became a wholly owned subsidiary of New Forbes; shareholders, optionholders and warrantholders became shareholders, optionholders and warrantholders of New Forbes; Old Forbes changed its name from "Forbes Medi-Tech Inc." to "Forbes Medi-Tech Operations Inc." and New Forbes changed its name from "0813361 B.C. Ltd." to "Forbes Medi-Tech Inc.". Subsequently Old Forbes changed its name to “3887685 Canada Inc.” and then to Deans Knight Income Corporation (“Deans Knight”).

On March 20, 2008, the Company announced that as part of its continuing reorganization plan, the Company entered into an agreement with a private investor (the "Investor") to reorganize Old Forbes. As announced on May 12, 2008, the first phase of this reorganization transaction was completed when the Investor made an investment of $2,960,000 by way of a convertible debenture of Old Forbes. All of the assets, liabilities and operations of Old Forbes, including the proceeds from the issue of the convertible debenture, were transferred to New Forbes. The debenture was convertible into 35% of the voting common shares and all of the non-voting common shares of Old Forbes, representing 79% of the issued and outstanding common shares of Old Forbes at the time of completion of the first phase of the transaction.

During the three months ended March 31, 2009, the Company’s old subsidiary, Old Forbes retained GMP Securities L.P. and a syndicate of agents in connection with an offering of its Voting Common Shares to the public (the "Offering"). Old Forbes changed its name to Deans Knight Income Corporation (“Deans Knight”). On March 9, 2009, Deans Knight filed a final prospectus relating to the Offering of these securities. On March 18, 2009, the Offering was completed with Deans Knight issuing 10,036,890 Voting Common Shares at a price of $10 per share for gross proceeds of $100,368,900. As a requirement of the closing of the Offering, the holder of the Convertible Debenture issued by Old Forbes, exercised the conversion feature of the Convertible Debenture.

On March 18, 2009, as a result of the completion of the Offering and the conversion of the Convertible Debenture, the Company’s ownership in Deans Knight was diluted from 100% to approximately 1%. This loss of control resulted in a dilution gain of $4,147,975. The dilution gain is comprised of a gain on the conversion of convertible debenture of $2,960,000, gain on dilution of interest in Old Forbes resulting from the Offering of $789,360, and a gain on the derecognition of the equity component of subsidiary’s convertible debenture in the amount of $398,615. The Company’s remaining interest in Deans Knight was valued at $789,360 (see Subsequent events - note 12(a)).

FORBES MEDI-TECH INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the three months ended March 31, 2009
(Expressed in Canadian dollars)
(unaudited)

2)	PLAN OF ARRANGEMENT AND REORGANIZATION (continued):

Also, as a result of the completion of the above noted transactions, approximately $48,523,600 of non-capital losses, $34,398,700 of scientific research and experimental development expenditures and $7,096,900 of unclaimed federal investment tax credits attributable to Old Forbes are no longer available to the Company.

These unaudited consolidated interim financial statements give effect to the reorganization under the Arrangement as a reorganization under common control and a continuity of interests in Old Forbes. These unaudited consolidated interim financial statements reflect the pre-reorganization historical results of Old Forbes with the exception of basic and diluted loss per share amounts, descriptions and amounts of all common stock, stock options and warrants and their corresponding exercise prices where applicable; which have been recast, on a retroactive basis, to reflect the one for eight common share exchange effected by the Arrangement.

3)	SIGNIFICANT ACCOUNTING POLICIES:

These unaudited consolidated interim financial statements are prepared following accounting policies consistent with the Company's audited annual consolidated financial statements and notes thereto for the year ended December 31, 2008. There were no changes in accounting policies as at March 31, 2009.

4)	INVENTORIES:

	March 31	December 31
	2009	2008

Raw materials	$2,301,117	$2,332,049
Finished goods	3,577,775	3,907,699

	5,878,892	6,239,748
Valuation allowances	(241,000)	(247,000)
Equity	$5,637,892	$5,992,748

During the three months ended March 31, 2009, changes in raw materials and finished goods recognized as cost of sales amounted to $508,706 (March 31, 2008 - $1,649,550). During the three months ended March 31, 2009, valuation allowances to write down inventories to net realizable value amounted to $nil (March 31, 2008 -$193,000). During the three months ended March 31, 2009 the reversal of valuation allowances on inventories amounted to $nil (March 31, 2008 - $nil). Write-downs and reversals are included in cost of sales.

FORBES MEDI-TECH INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the three months ended March 31, 2009
(Expressed in Canadian dollars)
(unaudited)

5)	JOINT VENTURE:

In June 2006 the Company entered into an Agreement with Fayrefield Foods Ltd. (“Fayrefield”) to establish a 51-49 venture, Forbes-Fayrefield Ltd. (“Forbes-Fayrefield”), to broaden the distribution of finished products containing the Company’s proprietary ingredients. These Reducol™ containing products are sold directly to retail customers in the European Union, excluding certain retailers in the United Kingdom and Ireland.

Forbes-Fayrefield has arranged a € 300,000 line of credit to support the operations. Security for the line of credit is currently by way of a debenture registered over all of the assets of Forbes-Fayrefield. No guarantees have currently been provided by Forbes Medi-Tech Inc., or by Fayrefield.

Condensed balance sheets, statement of operations and cash flow reflecting the Company’s proportionate interests in the operations of Forbes-Fayrefield:

Balance Sheet	March 31	December 31
	2009	2008

Assets
Current assets	$196,546	$205,362
Office equipment	3,286	3,781

	$199,832	$209,143
Liabilities
Accounts payable, overdraft and accrued liabilities	$74,301	$87,822

Equity	$125,531	$121,321

Statement of Operations	Three months ended
	March 31	March 31
	2009	2008

Revenue	$108,010	$259,298
Cost of sales	92,537	238,339
Expenses	11,264	(1,095)

Net earnings	$4,209	$22,054

FORBES MEDI-TECH INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the three months ended March 31, 2009
(Expressed in Canadian dollars)
(unaudited)

5)	JOINT VENTURE (continued):

Statement of Cash Flow	Three months ended
	March 31	March 31
	2009	2008

Operating activities	$(2,095)	$37,578
Financing activities	—	—
Investing activities	—	—

Increase / (decrease) in cash flow	$(2,095)	$37,578

6)	CONVERTIBLE DEBENTURE:

The convertible debenture was issued May 9, 2008 by 3887685 Canada Inc. (“Old Forbes”), a former wholly owned subsidiary of the Company, and was convertible or callable for one year to May 9, 2009. The convertible debenture was convertible into 35% of the voting common shares and all of the non-voting common shares of Old Forbes, representing 79% of the issued and outstanding common shares of Old Forbes.

For accounting purposes, this convertible debenture was considered to have both a debt and equity component. As the convertible debenture was convertible into shares of a subsidiary company, the equity component of $398,615 was recorded as equity component of subsidiary’s convertible debenture and relates to the fair value of the call option and to the embedded conversion feature at the date of issuance of the debenture. The fair value of the liability component was calculated as the present value of the debenture’s issue price discounted at the Company’s estimated incremental borrowing rate of 15% for the period from May 9, 2008 for the expected remaining life of the debenture. The fair value of the equity component was calculated as the issue price of the debenture less the fair value of the liability component. The carrying value of the liability portion was being accreted to its redemption value of $2,960,000, over a period from the date of issuance to its estimated conversion date of March 31, 2009, or until conversion of the convertible debenture into common shares of Old Forbes. Interest accretion of $103,728 is charged to the statement of operations as interest expense for the quarter ended March 31, 2009.

On March 18, 2009, as a condition of the completion of the Offering the holder of the Convertible Debenture exercised the conversion feature of the debenture and 54,147 voting common shares and 345,671 of non-voting common shares of Old Forbes were issued. As a result of the conversion, the Company’s ownership in the former subsidiary, Old Forbes, was diluted from 100% to approximately 21% (see Plan of Arrangement and Reorganization - note 2).

FORBES MEDI-TECH INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the three months ended March 31, 2009
(Expressed in Canadian dollars)
(unaudited)

7)	SHARE CAPITAL:

As explained in note 2, descriptions and amounts of all common stock, stock options and warrants and their corresponding exercise prices where applicable and the basic and diluted loss per share amounts have been recast, on a retroactive basis, to reflect the one for eight common share exchange effected by the Arrangement.

(a)   Authorized, issued and allotted:

Authorized share capital of the Company consists of an unlimited number of common shares with no par value and unlimited number of preferred shares with no par value.

(b)   Common shares issued and allotted:

			Contributed
	Share Capital		Surplus
	Number of
	Common
	Shares	Amount	Amount

Balance, December 31, 2008	4,969,813	$2,720,992	$8,152,755

Employee stock-based compensation expense	—	—	15,816
Non-employee stock-based compensation expense	—	—	6

Balance, March 31, 2009	4,969,813	$2,720,992	$8,168,577

(c)   Contributed surplus comprises:

	March 31	December 31
	2009	2008

Surplus relating to stock compensation, warrants and options associated with common shares (Note 7 (b))	$8,168,577	$8,152,755
Surplus relating to warrants associated with the Series B Convertible Preferred Shares	1,874,209	1,874,209

Total contributed surplus	$10,042,786	$10,026,964

FORBES MEDI-TECH INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the three months ended March 31, 2009
(Expressed in Canadian dollars)
(unaudited)

7)	SHARE CAPITAL (continued):

(d)   Stocko options and stock option plan:

Under the 2007 Stock Option Plan, the Company may grant options to its employees, officers, directors, and consultants (optionees) for up to 10 % of the outstanding common shares of the Company. At March 31, 2009, the Company could grant options for up to 496,981 common shares.

Stock options outstanding as at March 31, 2009:

		Options outstanding		Options exercisable
	Number			Number
	outstanding at	Weighted	Weighted	exercisable at	Weighted
Range of	March 31,	average remaining	average	March 31,	average
Exercise prices	2009	contractual life	exercise price	2009	exercise price

$<1.00	220,500	4.41	$ 0.73	220,500	$ 0.73
$4.24 - $7.68	7,900	3.00	$ 6.54	7,800	$ 6.55
$8.00	258,515	2.98	$ 8.00	258,515	$ 8.00

	486,915	3.63	$ 4.68	486,815	$ 4.68

A summary of the non-vested stock options as at and changes for the three months ended March 31, 2009 are as follows:

	Options outstanding				Non-vested options
		Weighted	Weighted			Weighted
		average	average	Aggregate		average
		exercise	years to	intrinsic		grant date
	Shares	price	expiration	value	Shares	fair value
Outstanding, beginning of year	426,715	$5.41	3.69		8,909	$3.29
Granted	70,000	0.20	4.76		70,000	0.13
Forfeited	(9,800)	4.41	3.60		-	-
Vested					(78,809)	0.12
Outstanding at March 31, 2009	486,915	4.68	3.63	$Nil	100	$2.73

Options exercisable	486,815	$4.68	3.63	$Nil	N/A	N/A

FORBES MEDI-TECH INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the three months ended March 31, 2009
(Expressed in Canadian dollars)
(unaudited)

7)	SHARE CAPITAL (continued):

(d)   Stock options and stock option plan (continued):

The above noted stock options expire at various dates from January 17, 2012 to December 31, 2012.

The aggregate intrinsic value represents the pre-tax intrinsic value, based on the Company’s closing stock price on March 31, 2009 of $0.20 on the Toronto Stock Exchange, which would have been received by option holders had they exercised their options at that date. The total fair value of stock options that vested during the three months ended March 31, 2009 was $39,933. The weighted average grant-date “fair values” of stock options granted during the three months ended March 31, 2009 was $0.13. No options were exercised in the three months ended March 31, 2009.

(e)   Share purchase warrants:

As part of the November 2005 Private Placement, 227,265 warrants were issued. Each warrant entitles the holder to purchase one common share of the Company at US$16.48, subject to adjustment, for five years from the date of closing. The warrants may be exercised on a cashless basis at the option of the holder. The Company also issued 31,818 brokers’ warrants, which have the same terms as the warrants issued to the investors. A balance of 227,265 warrants and 31,818 brokers’ warrants remain outstanding as at March 31, 2009 and expire on October 26, 2010. No warrants were exercised in the three-month period ended March 31, 2009.

(f)   Stock based compensation:

Stock-based compensation for the three month periods ended March 31, 2009 and 2008 is summarized below:

	Three months ended
	March 31	March 31
	2009	2008

Employee stock-based compensation expense	$15,816	$25,452
Non-employee stock-based compensation expense	6	(441)

	$15,822	$25,011

For the three month periods ended March 31, 2009 and 2008, this compensation expense was allocated to nutraceutical research, development and support, general and administrative expenses, and marketing, sales and product development expenses on the same basis as for the allocations of cash compensation as summarized below:

FORBES MEDI-TECH INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the three months ended March 31, 2009
(Expressed in Canadian dollars)
(unaudited)

7)	SHARE CAPITAL (continued):

(f)   Stock based compensation (continued):

	Three months ended
	March 31	March 31
	2009	2008

Nutraceutical research, development and support	$1,827	$9,094
General and administrative	11,379	11,071
Marketing, sales and product development	2,616	4,846

	$15,822	$25,011

At March 31, 2009 there is a balance of $ 91 of unamortized stock based compensation expense, which will be recognized in the quarter ended June 30, 2009.

The fair value of each employee stock option grant was estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions:

	Three months ended
	March 31	March 31
	2009	2008

Risk-free interest rate	1.1%	n/a
Expected dividend yield	0%	n/a
Expected life (years)	2	n/a
Expected volatility	133%	n/a
Weighted average grant date fair value per option	$0.13	n/a

The fair value of each non-employee stock option grant was estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions:

Three months ended
	March 31	March 31
	2009	2008

Risk-free interest rate	n/a	n/a
Expected dividend yield	n/a	n/a
Expected life (years)	n/a	n/a
Expected volatility	n/a	n/a
Weighted average grant date fair value per option	n/a	n/a

FORBES MEDI-TECH INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the three months ended March 31, 2009
(Expressed in Canadian dollars)
(unaudited)

8)	CAPITAL RISK MANAGEMENT:

The Company's objectives when managing capital is to maintain its ability to continue as a going concern in order to provide returns for shareholders and benefits for other stakeholders. The Company includes equity, comprising of issued common shares, contributed surplus, warrants and deficit, in the definition of capital. The Company's primary objective with respect to its capital management is to ensure that it has sufficient cash resources to fund its research activities, to pursue its Nutraceutical commercialization efforts and to maintain its ongoing operations. To secure the additional capital necessary to pursue these plans, the Company may attempt to raise additional funds through the issuance of debt, equity and warrants or by securing strategic partners. The Company is not subject to externally imposed capital requirements and there has been no change with respect to the overall capital risk management strategy during the quarter ended March 31, 2009.

As at March 31, 2009 total managed capital shareholders’ equity was $5,290,947.

9)	FINANCIAL RISK MANAGEMENT:

The Company is exposed to a variety of financial risks by virtue of its activities: market risk (including currency risk, credit risk and interest rate risk) and liquidity risk. The overall risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on financial performance. Risk management is carried out by the finance department under policies approved by the Board of Directors. This department identifies and evaluates financial risks in close cooperation with management. The finance department is charged with the responsibility of establishing controls and procedures to ensure that financial risks are mitigated in accordance with the approved policies.

(a)   Market risk:

(i)   Currency risk:

The Company operates internationally and is exposed to foreign exchange risk from various currencies, primarily U.S. dollars. Foreign exchange risk arises from purchase transactions as well as recognized financial assets and liabilities denominated in foreign currencies. The Company's main objective in managing its foreign exchange risk is to maintain U.S. cash on hand to support U.S. forecasted cash flows. To achieve this objective the Company monitors forecasted cash flows in foreign currencies and attempts to mitigate the risk by modifying the nature of cash and cash equivalents held.

(ii)   Credit risk:

Credit risk is the risk of a financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligation. The maximum exposure to credit risk of the Company at period end is the carrying value of its cash and cash equivalents and accounts receivable. The Company manages credit risk by maintaining bank accounts with Schedule I banks. The Company's cash is not subject to any external restrictions.

FORBES MEDI-TECH INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the three months ended March 31, 2009
(Expressed in Canadian dollars)
(unaudited)

9)	FINANCIAL RISK MANAGEMENT (Continued):

(a)   Market risk (continued):

(iii)   Interest rate risk:

Interest rate risk is the risk that the future cash flows of a financial instrument will fluctuate because of changes in market interest rates. Financial assets with variable interest rates expose the Company to cash flow interest rate risk. The Company's cash and cash equivalents include bank accounts that earn interest at market rates. The Company manages its interest rate risk by maximizing the interest income earned on excess funds while maintaining the liquidity necessary to conduct operations on a day-to-day basis. The Company's policy limits the investing of excess funds to interest earning bank accounts, liquid government Treasury Bills or Bankers Acceptance. Fluctuations in market rates of interest do not have a significant impact on the Company's results of operations due to the short term to maturity of the investments held.

(b)   Liquidity risk:

Liquidity risk is the risk that the Company will not be able to meet its obligations as they fall due. The Company manages its liquidity risk by forecasting cash flows from operations and anticipated investing and financing activities. Senior management is also actively involved in the review and approval of planned expenditures.

The following are the contractual maturities of the undiscounted cash flows of financial liabilities as at March 31, 2009:

	Less than		3 - 6	6-12			Greater than
	3 months	months		months			1 year

Accounts payable and accrued liabilities	$850,017	$		$1,424,000	(1)	$
Tenure allowance	16,250		16,250	32,500			1,495,000
	$866,267		$16,250	$1,456,500			$1,495,000
(1) Subsequent to March 31, 2009, the $1,424,000 provision for losses on future purchase commitments was eliminated (see Subsequent events - note 12(b))

At December 31, 2008 the Company had a convertible debenture with a balance of $2,960,000. This was converted into voting common shares and of non-voting common shares of Old Forbes on March 18, 2009 (see Plan of Arrangement and Reorganization - note 2 and Convertible Debenture – note 6).

FORBES MEDI-TECH INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the three months ended March 31, 2009
(Expressed in Canadian dollars)
(unaudited)

10)	SEGMENTED DISCLOSURES:

The Company has operated in a single business segment developing, selling and licensing nutraceutical products derived from phytosterols. Revenues consist almost entirely of sales of nutraceutical products and related license revenues.

During the three months ended March 31, 2009, the majority of the Company’s revenue was generated from four customers.

11)	NET CHANGE IN NON-CASH OPERATING ITEMS:

	Three months ended
	March 31	March 31
	2009	2008

Accounts receivable	$931,667	$61,662
Inventories	354,856	55,355
Prepaid expenses and deposits	(101,104)	(174,697)
Accounts payable and accrued liabilities	(324,470)	(412,279)
Current income tax liability	1,496	8,757
Increase in life insurance cash surrender value	—	(34,928)
(Decrease) / increase in Tenure allowance	(20,102)	28,009
Other	(7,599)	(1,861)

	$834,744	$(469,982)

12)	SUBSEQUENT EVENTS:

(a)   Subsequent to March 31, 2009 the Company disposed of its short term investment in Deans Knight Income Corporation, for proceeds of $789,000.

(b)   Subsequent to March 31, 2009, the Company renegotiated a supply agreement which will eliminate certain purchase commitments for inventory. The provision for losses on future purchase commitment of $1,424,000 included in Accounts Payable and accrued liabilities, will be reversed in the quarter ended June 30, 2009.